UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TDH HOLDINGS, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G87084 102

(CUSIP Number)

Easthill Capital Management LLC

One League, Unit 62317

Irvine, CA 92602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G87084 102

1.	Names of Reporting Person: Easthill Capital Management LLC
I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instruction):
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 5,400,000
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 5,400,000
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
9.83%
14.	Type of Reporting Person (See Instructions):
OO

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D/A (this “Statement”) relates to the common shares, par value $0.001 per share, of TDH Holdings, Inc., a company organized under the laws of the British Virgin Islands (the “Company”), whose principal office is located at Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Easthill Capital Management LLC

(b)	Residence or Business Address:

Easthill Capital Management LLC

One League, Unit 62317

Irvine, CA 92602

(c)	Present Principal Occupation and Employment:

Easthill Capital Management LLC’s principal business is special situation investments.

(d)	and (e) Criminal Convictions and Civil Proceedings:

Easthill Capital Management LLC (“Easthill”) has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation/Organization/Citizenship:

Nevada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 2, 2020, Easthill purchased 900,000 common shares of the Company for the purchase price of $270,000. The 900,000 common shares were issued to Easthill on December 2, 2020.

ITEM 4. PURPOSE OF TRANSACTION

Easthill acquired the common shares from the Company for investment purposes. Easthill expects to evaluate, on an ongoing basis, the Company’s financial condition and prospects and its interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general. Accordingly, Easthill reserves the right to change its intentions, as it deems appropriate, at any time. In particular, Easthill may, from time to time, in the open market, through privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that it now owns or may hereafter acquire.

Other than as expressly set forth in this Item 4 or below, Easthill has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to this Statement. Easthill, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Easthill beneficially owns 5,400,000 common shares, representing 9.83% of the outstanding common shares of the Company (based upon 54,949,995 common shares outstanding as of the date of this filing).

(b)	Mr. Philip Zou, the managing member of Easthill has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 5,400,000 common shares.

(c)	The following table sets forth the transactions of commons shares that were effected during the past sixty days by Easthill.

Trade Date	Number of Shares Purchased	Price Per Share
December 2, 2020	900,000	$0.30

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Easthill and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2021	Easthill Capital Management LLC

/s/ Philip Zou
	By:	Philip Zou
Managing Member

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